

October 6, 2009

Mr. David D. Wolf
Chief Financial Officer
Berry Petroleum Company
1999 Broadway, Suite 3700
Denver, Colorado 80202

> **Re: Berry Petroleum Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Definitive Schedule 14A**
> **Filed March 31, 2009**
> **Response Letter Dated August 14, 2009**
> **File No. 001-09735**

Dear Mr. Wolf:

        We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Schedule 14A

1.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis

2008 Short Term Incentive Compensation Plan, page 14

2.   We note your response to prior comment 1 from our letter dated August 7, 2009. Revise your draft disclosure provided in response to comment 16 from our letter dated June 30, 2009 to state the actual targeted payout for 2008 as determined by your board of directors.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director